Contact

www.linkedin.com/in/whitney-white-7a4bab2b2 (LinkedIn)

Whitney White

Co-Founder, CEO at Melanin Haircare, LLC
Boston, Massachusetts, United States

Summary

Whitney White is one of the original pioneers in the online natural hair care, black beauty and lifestyle spaces. Her award-winning, international brand, Naptural85™, has been a respected source for over a decade, with multiple accolades, and over 2.5 million followers across social media. Building upon her success, Whitney White along with her sister Taffeta White, self-funded and self-produced the highly-acclaimed and award-winning hair product line, Melanin Haircare™ in 2015. Since it's official launch in October 2018, The Melanin Haircare™ Signature Product Line has won numerous industry awards including Elle's Editor's Choice, Essence's Best In Black Beauty, Women's Health Healthy Hair, and Glamour's Beauty Awards, won runner up in The Beauty Independent Beacon Awards 2022 "Best Brand of The Year" category, and has been featured alongside Whitney White, in prestigious publications including The New York Times, Forbes, Beauty Independent, CEW, Allure, Essence and Cosmopolitan to name a few.

Experience

Melanin Haircare LLC
Company Owner
2015 - Present (9 years)

Naptural85 LLC
Content Strategist & Producer
2009 - Present (15 years)
Massachusetts, United States

Education

Toni & Guy Hairdressing Academy-Worcester

Massachusetts Cosmetology License , Cosmetology/Cosmetologist, General · (2021 - 2022)

Bridgewater State University

Bachelor of Fine Arts - BFA, Graphic Design · (2004 - 2008)